VANDERKAM & ASSOCIATES
                                Attorneys at Law
                             1301 Travis, Ste. 1200
                                Houston, TX 77002
                            Telephone (713) 547-8900
                            Facsimile (713) 547-8910


                                  June 21, 2006

Maryse Mills-Apenteng
U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
Mail Stop 4561

Re:      Integrated Management Information, Inc.
         SEC File No. 333-133624
         Pre-Effective Amendment No. 1/A

Dear Madam:

         This letter is in response to your letter of May 4, 2006 regarding the afore-referenced registration statement. The responses in this letter correspond with points and questions raised in your letter of May 4, 2006.

1. We have revised our filing to include the audited financial statements of Cattlefeeding.com in accordance with Item 310(c) of Regulation S-B. As to the proforma financial information Please see footnotes 2 to the audited financial statements of Integrated Management Information, Inc. for the year-ended December 31, 2005 (pg 45)

2. We have modified our financial statements and have assigned a portion of the purchase price to intangible assets. This is reflected in the restated financial statements (see revisions to the balance sheet, pg. 36, statements of operations, pg. 37, footnote 2 pg. 44 and 45 and note 14 restatement, pg. 54).
3. The language "For the initial public offering of the stock of" Integrated Management Information, Inc. was added to page 1 of the registration statement.
4. We have revised the prospectus cover page as well as the plan of distribution (pg. 32) to state, "Because there is currently no market for common stock, the prices at which the selling shareholders will sell their shares is a fixed price of $.83 until the securities are quoted on the OTC bulletin board and thereafter at prevailing market prices or privately negotiated prices.

5. The cover page has been limited to the items identified in Item 501 of Regulation S-B.
6. We have relocated all of the paragraphs following the table of contents except for the prospects delivery legend. 7. The paragraph that relates to the summary section has been included as an introductory paragraph under the prospectus summary heading. (Page 4)
8. The title "Selling Shareholders" has been added for the selling shareholders section.
9. We have added by way of footnotes 2 and 5 to the selling shareholders section, a description of any material relationship the selling security holders have had with Integrated Management Information or its predecessors or affiliates within the past three years (page 31). We have also provided footnote disclosure to the table identifying the founding members of the board of directors. (Footnotes 2, page 31)
10. We have identified the underwriters in a footnote to the selling shareholder table. (Note 4, page 31) These shares were in fact issued in connection with a past underwriting as compensation and not for investment purposes.
11. We have identified the natural person or persons who have voting or investment control over each of the entities listed in the selling shareholder r table. (Note 3, page 31)
12. There are two persons listed in the selling shareholders table who are affiliates of a broker but not a dealer, namely Westrock Security, Inc. These persons are Michael Baker and Deborah A. Ziwot. As disclosed in footnote 4, these shares were allocated to them directly from the brokerage firm at the time these shares were issued to the brokerage firm for compensation. The two individuals are members of the firm. Neither these individuals or the brokerage firm had any agreement understanding, directly or indirectly, with any person to distribute these securities.
13. The undertaking section has been modified to include the recent update. (Page 75)
14. The signature page has been modified to disclose Mr. Mark McGregor not only as the Chief Financial Officer of the company but as the Principal Accounting Officer also. (Page 76)
15. The signature page has been modified and Mr. Mr. McGregor is now signing both in his capacity as Chief Financial Officer, Principal Accounting Officer and in his own capacity. (Page 76)

Please contact the undersigned directly should you have any further comments or need any further information.




                                                     Sincerely,
                                                     VANDERKAM & ASSOCIATES

                                                     /s/ Hank Vanderkam
                                                     Hank Vanderkam

HV/avw